SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF UNPUBLISHED SPACE LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF UNPUBLISHED SPACE LLC is made and entered into as of this 05 day of February, 2020, by and among Unpublished Space LLC, a Georgia limited liability company (the "**Company**"), and the undersigned Manager and Members of the Company.

RECITALS:

WHEREAS, the Company was formed as a Georgia limited liability company effective as of May 14, 2018 by executing and delivering the Articles of Organization (as defined below) to the Secretary of State of the State of Georgia in accordance with the provisions of the Georgia Act (as defined below);

WHEREAS, Brogunier (as defined below), the initial Member of the Company, entered into that certain Operating Agreement of the Company, dated July 2, 2018, to be effective for all purposes as of May 14, 2018 (as amended from time to time, the "Original Operating Agreement");

WHEREAS, Original Operating Agreement was amended and restated as of April 3, 2019 (the "Amended Operating Agreement"); and

WHEREAS, the parties hereto desire to amend and restate the Amended Operating Agreement to set forth their respective rights, duties and responsibilities with respect to the Company, all as set forth herein.

W I T N E S S E T H:

In consideration of the mutual covenants and agreements hereinafter contained, Ten Dollars ($10.00), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto desire to set forth herein their respective rights, duties and responsibilities with respect to the Company and, therefore, hereby agree as follows:

ARTICLE I
DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, NOR HAVE THEY BEEN REGISTERED WITH THE SECURITIES COMMISSION OF ANY OTHER APPLICABLE STATE, INCLUDING WITHOUT LIMITATION THE STATE OF GEORGIA UNDER THE GEORGIA UNIFORM SECURITIES ACT OF 2008, AS AMENDED. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT AND IN A TRANSACTION WHICH IS EITHER EXEMPT FROM REGISTRATION UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACTS.

"**Adjusted Capital Account**." With respect to any Member, the balance of such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments: (i) increase (credit) such Capital Account for any amounts that such Member is deemed to be obligated to restore pursuant to the penultimate sentence of Sections 1.704-2(g)(1) and -2(i)(5) of the Regulations; and (ii) decrease (debit) such Capital Account for the items described in Section 1.704-1(b)(2)(ii)(d)(4) through (6) of the Regulations.

The provisions of this definition are intended to comply with the requirements of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be applied in a manner consistent therewith.

"**Affiliate**." With respect to any Person, (i) in the case of an individual, any Relative of such Person, (ii) any officer, director, trustee, partner, member, manager, employee or holder of fifty percent (50%) or more of any class of the voting securities of or equity interests in such Person, (iii) any Entity controlling, controlled by or under common control with such Person; or (iv) any officer, director, trustee, partner, member, manager, employee or holder of ten percent (10%) or more of the outstanding voting securities of any Entity controlling, controlled by or under common control with such Person.

"**Agreement**." This Amended and Restated Operating Agreement as originally executed and as may be amended from time to time in accordance with the terms hereof.

"**Articles of Organization.**" The Articles of Organization of Unpublished Space LLC, as filed with the Secretary of State of the State of Georgia, as the same may be amended from time to time.

"**Benchmark Amount.**" Means the cumulative distributions that must be made by the Company (with respect to all classes of Membership Interests outstanding immediately prior to the issuance of the Class C Membership Interests) pursuant to Section 9.1 and Section 15.3(b)(iv)(B) before a Class C Member is entitled to receive any distributions pursuant to Section 15.3(b)(iv)(B) in respect of such Class C Membership Interests. The Benchmark Amount for specified Class C Membership Interests is to equal the fair market value of all of the equity of the Company at the time the Class C Membership Interests are issued.

"BBA Partnership Audit Rules." Sections 6221 through 6241 of the Code, as amended by the Bi-partisan Budget Act of 2015, including any other Code provisions with respect to the same subject matter as Sections 6221 through 6241 of the Code, and any regulations promulgated or proposed under any such Sections and any administrative guidance with respect thereto.

"**Book Value.**" With respect to any property, the property's adjusted basis for federal income tax purposes, except as follows:

(i) the initial Book Value of any property contributed by a Member to the Company shall be the gross fair market value of such property, as determined by the contributing Member and the Manager;

(ii) The Book Values of all Company property shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account), as determined by the Manager, as of the following times: (A) the acquisition of an additional Membership Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for a Membership Interest; and (C) the "liquidation" of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the

Regulations other than a liquidation described in Section 708(b)(1)(B) of the Code; provided, however, that adjustments pursuant to clauses (A) and (B) shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Book Value of any Company property distributed to any Member shall be adjusted to equal the gross fair market value of such property on the date of distribution, as determined by the distributee and the Manager;

(iv) The Book Values of all Company property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Sections 732(d), 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations; provided, however, that Book Values shall not be adjusted pursuant to this clause (iv) to the extent the Manager determines that an adjustment pursuant to clause (ii) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Book Value of any property has been determined or adjusted pursuant to clauses (i), (ii) or (iv) of this definition, such Book Value shall thereafter be adjusted in accordance with Section 10.4(a) hereof.

"**Brogunier**" means Tobin Brogunier, an individual resident of the State of North Carolina.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of Atlanta, Georgia are authorized or required to close.

"**Capital Account**." With respect to each Member, an account maintained on the books and records of the Company which is:

(i) increased (credited) for (A) the amount of any Capital Contribution made by the Member, (B) Net Profits allocated to such Member pursuant to Section 10.2 hereof, (C) and items of income or gain allocated to such Member pursuant to Section 10.3 hereof; and

(ii) decreased (debited) for (A) the amount of money distributed to such Member by the Company (exclusive of any amount paid to such Member and treated as a guaranteed payment within the meaning of Section 707(c) of the Code), (B) the Book Value of any property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (C) Net Losses allocated to such Member pursuant to Section 10.1 hereof, and (D) any items of loss or deduction allocated to such Member pursuant to Section 10.3 hereof.

The provisions hereof governing the maintenance of Capital Accounts are intended to satisfy the requirements of Section 1.704-1(b)(2)(iv) of the Regulations and shall be interpreted and applied in a manner consistent therewith.

"**Capital Contribution**." Any contribution made by a Member to the capital of the Company, whether in the form of cash or property, and whether made contemporaneously with the execution of this Agreement or at any time thereafter. The value of any Capital Contribution shall be the amount of cash and the Book Value of any property other than cash, contributed by the Member to the Company (reduced for any liabilities encumbering the property or which are assumed by the Company in connection with such contribution), as determined by the Manager and the contributing Member.

"**Capital Contribution Account**." An account maintained for each Member equal to (i) all Capital Contributions made to the Company by such Member, less (ii) the aggregate distributions made to such Member pursuant to Section 15.3(b)(iv)(A) of this Agreement.

"**Class A Members**." Members holding Class A Membership Interests and having the rights and obligations as set forth herein.

"**Class A Membership Interests**" means the Membership Interests in the Company designated as Class A Membership Interests and having the rights and obligations as set forth herein.

"**Class B Members**." Members holding Class B Membership Interests and having the rights and obligations as set forth herein.

"**Class B Membership Interests**" means the Membership Interests in the Company designated as Class B Membership Interests and having the rights and obligations as set forth herein.

"**Class C Members**." Members holding Class C Membership Interests and having the rights and obligations as set forth herein.

"**Class C Membership Interests**" means the Membership Interests in the Company designated as Class C Membership Interests and having the rights and obligations as set forth herein.

"**Code**." The Internal Revenue Code of 1986, as may be amended from time to time. All references herein to specific sections of the Code shall be deemed to refer also to any successor provisions of succeeding law.

"**Company Change of Control**." (a) The sale of all or substantially all of the consolidated assets of the Company and its subsidiaries to an Independent Third Party; (b) a transaction resulting in no less than a majority of all of the outstanding Membership Interests on a fully diluted basis being held by an Independent Third Party; or (c) a merger, consolidation, recapitalization, reorganization or other business combination involving the Company with or into an Independent Third Party that results in a Majority Interest of the Class A Members owning less than a majority of the voting power of the Membership Interests of the Company or such Independent Third Party, if the surviving Person.

"**Competing Business**." A business that engages in the development, license, sublicense, sale, marketing and/or distribution of a social or business networking or information sharing website or applications or other related technology.

"**Default Rule**." A rule or provision in the Georgia Act which (i) structures, defines, or regulates the finances, governance, operations or other aspects of a limited liability company organized under the Georgia Act; and (ii) applies except to the extent it is negated or modified through the provisions of a limited liability company's articles of organization or operating agreement. By way of example and not limitation, Default Rules include (A) the provisions of Section 14-11-307 of the Georgia Act, concerning conflicting interest transactions; (B) the provisions of Section 14-11-308 of the Georgia Act, concerning approval rights of Members; (C) the provisions of Section 14-11-407(a)(2) of the Georgia Act, concerning certain limitations on distributions where there are preferential rights to distributions upon liquidation; (D) the provisions of Section 14-11-1002 of the Georgia Act, concerning dissenters' rights; and (E) the provisions of Section 14-11-903(a) of the Georgia Act, concerning the consent of Members to merge the Company with another entity.

"**Economic Interest**." A Member's or Economic Interest Holder's share of one or more of the Company's Net Profits, Net Losses and rights to distributions of the Company's Net Cash Flow pursuant to this Agreement and the Georgia Act, but not any right to vote on, consent to, approve or otherwise participate in any decision of the Members.

"**Economic Interest Holder**." The owner of an Economic Interest who is not a Member.

"**Entity**." Any general partnership, limited liability partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

"**Fair Market Value of Company Assets**" shall mean the fair market value of the assets of the Company, as determined by an independent appraisal firm selected by the Manager.

"**Fiscal Year.**" Except as otherwise provided in this definition, the twelve (12) month period commencing on January 1 of each calendar year and ending on December 31 of each calendar year, with the first Fiscal Year commencing May 14, 2018 and ending on December 31, 2018 and the last Fiscal Year being the period beginning on January 1 of the year in which the final liquidation and termination of the Company is completed and ending on the date such final liquidation and termination is completed. To the extent any computation or other provision hereof provides for an action to be taken on the basis of a Fiscal Year, an appropriate proration or other adjustment shall be made in respect of the initial and final Fiscal Years to reflect that such periods are less than twelve (12) month periods.

"**Georgia Act**." The Georgia Limited Liability Company Act (O.C.G.A. §14-11-100, et seq.), as may be amended from time to time.

"**Independent Third Party**" means, with respect to any Member, any Person who is not an Affiliate or Relative of such Member.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"**Loan**." Any indebtedness or obligation for money borrowed and any notes payable or drafts accepted representing extensions of credit.

"**Majority Interest**." Ownership Percentages of Members which, taken together, exceed fifty percent (50%) of the aggregate of all Ownership Percentages of all Members; provided, however, that any reference to a "Majority Interest" of the Members other than a specified Member or Members, or a "Majority Interest" of a specified class of Members, shall mean Ownership Percentages of the Members, other than the specified Member(s), or Members of the specified class of Members, which, taken together, exceed fifty percent (50%) of the aggregate of all Ownership Percentages of all such Members or class of Members. For purposes of the provisions hereof relating to actions taken or approved by Members, including voting, written consents or other approvals, only Ownership Percentages of the Class A Members shall be taken into account (and the Class A Members' Class A Ownership Percentages are set forth on Exhibit "A" for this purpose).

"**Manager**." The Person designated pursuant to Section 5.1 as the "Manager" of the Company, or any other Person(s) that may succeed such Person in the capacity of Manager.

"**Member**." Each Person who executes a counterpart of this Agreement as a Member and each

Person who may become a Member hereafter in accordance with the terms of this Agreement.

"**Membership Interest**." A Member's entire interest in the Company, of any class or series, including such Member's Economic Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement or the Georgia Act. For purposes of the provisions hereof relating to actions taken or to be taken or approval by Members, including voting, written consents or other approvals, only Class A Membership Interests held by Class A Members shall be taken into account.

"**Member Nonrecourse Deduction**." With respect to the Company, a "partner nonrecourse deduction" within the meaning of Section 1.704-2(i) of the Regulations.

"**Net Cash Flow**." As of any time, all of the proceeds received by the Company from all sources (either in cash or in property and including release of amounts previously set aside for Reserves) after payment of all then due debts, liabilities and expenses of the Company, less the sum of any Reserves.

"**Net Profits**" or "**Net Losses**." For each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(i) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(ii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(iii) if the Book Value of Company property is revalued pursuant to clauses (ii), (iii) or (iv) of the definition herein of Book Value and such revaluation is not also subject to Section 10.3(c) hereof, then the net increase or net decrease in the Book Value of all Company property resulting therefrom shall be added to (with respect to a net increase) or subtracted from (with respect to a net decrease) such taxable income;

(iv) if any Company property has a Book Value which differs from the property's adjusted basis for federal income tax purposes, then Net Profits and Net Losses shall be determined with respect to items of income, gain, loss or deduction attributable to such property in accordance with Section 10.4(a) hereof; and

(v) any item of Company income, gain, loss or deduction that is allocated to the Members under Section 10.3 hereof shall not be taken into account in computing Net Profits and Net Losses.

"**Officer**." One or more individuals, if any, appointed by the Manager in accordance with Section 5.7 below.

"**Owner**." Any Member or any Economic Interest Holder. "Owners" means, collectively, all

Members and Economic Interest Holders.

"**Ownership Percentage**." The percentage set forth for each Owner on the attached Exhibit "A". In the event all or any portion of an Economic Interest is transferred by an Owner in accordance with the provisions of this Agreement, the transferee shall succeed to the Ownership Percentage of the transferor to the extent it relates and corresponds to the transferred Economic Interest. For purposes of the provisions hereof relating to actions taken or approved by Members, including voting, written consents or other approvals, only Ownership Percentages of the Class A Members shall be taken into account (and the Class A Members' Class A Ownership Percentages are set forth on Exhibit "A" for this purpose).

"**Person**." Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so permits.

"**Regulations**." The Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"**Relative**." Any member of the immediate family of an individual Member (parents, children, grandchildren and/or spouse), or any trust for the primary benefit of a Member, or the aforesaid members of the immediate family of such individual Member.

"**Reserves**." With respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"**Supermajority Interest**." Ownership Percentages of Members which, taken together, equal at least seventy-five percent (75%) of the aggregate of all Ownership Percentages of all Members; provided, however, that any reference to a "Supermajority Interest" of the Members other than a specified Member or Members, or a "Supermajority Interest" of a specified class of Members, shall mean Ownership Percentages of the Members, other than the specified Member(s), or Members of the specified class of Members, which, taken together, equal at least seventy-five percent (75%) of the aggregate of all Ownership Percentages of all such Members or class of Members. For purposes of the provisions hereof relating to actions taken or approved by Members, including voting, written consents or other approvals, only Ownership Percentages of the Class A Members shall be taken into account (and the Class A Members' Class A Ownership Percentages are set forth on Exhibit "A" for this purpose).

"**Unvested Class C Membership Interest**." Means all or any portion of a Class C Membership Interest that has not vested pursuant to the terms of the applicable Class C Grant Agreement.

"**Vested Class C Membership Interest**" Means all or any portion of a Class C Membership Interest that has vested pursuant to the terms of the applicable Class C Grant Agreement.

ARTICLE II
FORMATION OF COMPANY AND INVESTMENT REPRESENTATIONS

2.1 Formation. As of May 14, 2018, the Company was formed as a Georgia Limited Liability Company by executing and delivering the Articles of Organization to the Secretary of State of the State of

Georgia in accordance with the provisions of the Georgia Act.

2.2 Name. The name of the Company is Unpublished Space LLC.

2.3 Principal Place of Business. As of the date hereof, the principal place of business of the Company within the State of Georgia is 1100 Peachtree Street, Suite 250, Atlanta, Georgia 30309. The Company may locate its place(s) of business and registered office at any other place or places as the Manager may deem advisable from time to time.

2.4 Registered Agent and Registered Office. The Company's registered agent and its registered office shall be as filed with the Secretary of State of the State of Georgia pursuant to the Georgia Act. The registered agent and registered office may be changed from time to time by filing the name of the new registered agent and/or the address of the new registered office with the Secretary of State of the State of Georgia pursuant to the Georgia Act.

2.5 Term. The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State of the State of Georgia and shall continue until dissolved in accordance with the provisions of this Agreement or the Georgia Act.

2.6 Investment Purpose. Each Member acknowledges that the interests in the Company, including each Member's Membership Interests, have not been registered under the Georgia Uniform Securities Act of 2008, as amended ("**Georgia Securities Act**"), any other state securities or blue sky laws or the Securities Act of 1933, as amended ("**Federal Securities Act**"). To the extent the interests are deemed to constitute a "security", such interests have been issued in reliance on Paragraph (13) of Section 10-5-9 of the Georgia Securities Act and the statutory exemption under the Federal Securities Act relating to transactions not involving a public offering (Section 4(2)), and each Member acknowledges that reliance on such exemptions is based in part on the representations made by such Member in this Section 2.6. The Membership Interests in the Company may not be sold or transferred except in accordance with this Agreement and in a transaction which is exempt under the Georgia Securities Act and the Federal Securities Act, or pursuant to an effective registration under the Georgia Securities Act, the Federal Securities Act and any other applicable state securities laws. Each Member hereby represents and warrants that its Membership Interest in the Company is being acquired for investment purposes only and without the intent of participating directly or indirectly in a distribution thereof.

ARTICLE III
BUSINESS OF COMPANY

3.1 The business of the Company shall be:

(a) to engage in all activities necessary, customary, convenient or incident to, and to exercise all powers necessary to or reasonably connected with, the development, license, sublicense, sale, marketing and distribution of social and business networking and information sharing websites and applications and other related technology; and

(b) to engage in any other lawful act or activity which a limited liability company organized under the laws of the State of Georgia is permitted or empowered to do, and to engage in all activities necessary, customary, convenient or incident to any of the foregoing.

ARTICLE IV
NAMES AND ADDRESSES OF MEMBERS

4.1 Membership Interests. There shall be three (3) classes of Membership Interests, as follows: (a) voting Class A Membership Interests, (b) non-voting Class B Membership Interests; and (c) non-voting Class C Membership Interests. Class A Membership Interests shall be voting Membership Interests with voting rights. The Class A Members shall be those Members holding Class A Membership Interests, entitled to vote on, consent to or approve any actions to be taken or approved by the Members, and shall have all of the other rights and obligations of Members as set forth in this Agreement. Class B Membership Interests and Class C Membership Interests shall be non-voting Membership Interests. The Class B Members and Class C Members shall have all of the rights and obligations of Members as set forth in this Agreement, if any, other than the right to vote on, consent to or approve any action to be taken or approved by the Members, as well as other restrictions common to Class B Members and Class C Members.

4.2 Class C Membership Interests. The Manager may issue from time to time Class C Membership Interests representing an aggregate Ownership Interest in the Company in such amounts as determined by the Manager in its sole discretion to officers, employees and independent contractors to the Company. The Class C Membership Interests may be subject to vesting requirements and shall have such other terms and conditions as set forth in the applicable agreement granting such Class C Membership Interests (a "***Class C Grant Agreement***"). The Class C Membership Interests are intended to be issued as "profits interests" in the Company as defined by applicable revenue procedures issued under the Internal Revenue Code (specifically, Rev. Proc. 93-27, 1993 2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001 2 C.B. 191). Consistent with the foregoing, the Members agree that (i) the Class C Membership Interests shall have no liquidation value at the time of grant of such Class C Membership Interests, and (ii) neither the Company nor any Member shall deduct any amount for the fair market value of Class C Membership Interests at the time of grant of such Incentive Unit.

4.3 Members. The names and addresses of the Members are as set forth on Exhibit "A" hereto.

ARTICLE V
RIGHTS AND DUTIES OF MANAGER

5.1 Manager; Tenure and Qualifications. As of the date hereof, the Company has one Manager which is Brogunier. The Manager shall hold office until a successor shall have been elected by the affirmative vote of a Supermajority Interest of the Class A Members or until the earlier to occur of (a) with respect to a Manager who is an individual, the death of the Manager or entry of an order by a court of competent jurisdiction adjudicating the Manager incompetent to manage his person or property; (b) the removal of the Manager in accordance with Section 5.9 below; or (c) resignation by the Manager at any time by giving no less than ten (10) days' written notice to the Class A Members and the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation or removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Manager as a Member. The Manager need not be a resident of the State of Georgia or a Member of the Company. As of the date hereof, the election and appointment of Brogunier as the Manager of the Company is hereby ratified and confirmed.

5.2 Management. The business and affairs of the Company shall be managed by the Manager. Except as expressly provided herein, the Manager shall have full and complete authority, power and discretion to manage and control the day-to-day business, affairs and properties of the Company, to make all

decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Without limiting the generality of the foregoing, but subject to the provisions of Section 5.3 below, the Manager shall have the power and authority, on behalf of the Company:

(a) to acquire property from any Person in the name of the Company;

(b) to borrow money for the Company from banks, other lending institutions, a Manager, Members, or Affiliates of the Manager or Members on such terms as the Manager shall have approved and, in connection therewith, to mortgage, pledge, deed, hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(c) to purchase liability and other insurance to protect the Company's assets and business;

(d) to hold and own any Company real and/or personal properties in the name of the Company;

(e) to establish bank, deposit and other accounts of the Company and to invest Company funds;

(f) to negotiate and execute on behalf of the Company all agreements, instruments and documents with any other Person for any purpose reasonably related to the business of the Company, in such forms as the Manager may approve, including, without limitation: any and all agreements, contracts, documents, certifications, and instruments necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(g) to employ accountants, legal counsel, consultants, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(h) to create offices and designate Officers;

(j) to institute, prosecute, and defend any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in the Company's name; and

(k) to do and perform all other acts as may be necessary or appropriate for the conduct of the Company's business.

Subject to the other terms of this Agreement, the Manager shall have the sole power and authority to bind the Company and, unless authorized to do so by the Manager, no Member, attorney-in-fact, employee or other agent of the Company shall have any authority to bind the Company.

5.3 Major Decisions. Notwithstanding the power and authority conferred upon the Manager pursuant to Section 5.2 above, the Manager shall not, without the prior written consent of a Supermajority Interest of the Class A Members:

(a) enter into any Loan or other agreement, instrument or document on behalf of the Company, with any other Person for any purpose, involving expenditures or other financial commitments (including guarantees) by the Company in excess of $50,000 in any Fiscal Year or $100,000 over the entire

term of any such agreement;

(b) create, or authorize the creation of, any additional classes or series of Membership Interests, change the rights, preferences or powers of the Class A Membership Interests, Class B Membership Interests or Class C Membership Interests, issue additional Membership Interests (of any class or series) or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of Article XII, admit or remove any Member as a member of the Company;

(c) sell, exchange, lease or otherwise transfer or dispose of all or substantially all of the assets or property of the Company;

(d) approve or effect the merger of the Company with another Entity;

(e) dissolve, liquidate or wind-up the Company;

(f) file a voluntary petition in bankruptcy on behalf of the Company or any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for the Company under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors; or

(g) enter into any Loan or other agreement, instrument or document on behalf of the Company with, render services to or for the benefit of, or pay or permit to be paid, directly or indirectly, any compensation for services or materials to any Member or any Affiliate of any Member (a "**Related Party Transaction**"), unless such Related Party Transaction (i) provides for all such services or transactions to be performed on substantially those terms that would be applicable in an arm's-length transaction with third parties providing comparable services; or (ii) may be terminated by the Company on not more than thirty (30) days' notice.

5.4 Limitation of Manager's Liability. No Manager has guaranteed or shall have any obligation with respect to the return of a Member's Capital Contributions or profits from the operation of the Company. Notwithstanding Section 14-11-305(l) of the Georgia Act, no Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from: (a) intentional misconduct; (b) knowing violation of law; or (c) bad faith. The Manager shall be entitled to rely on information, opinions, reports or statements including, but not limited to, financial statements or other financial data prepared or presented by: (i) any one or more Members, Managers, Officers or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matter presented; or (ii) legal counsel, public accountants, or other Persons as to matters the Manager reasonably believes are within the Person's professional or expert competence.

5.5 Non-Exclusive Duty. A Manager shall not be required to manage the Company as the Manager's sole and exclusive function and any Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, pursuant to this Agreement or otherwise, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom. The Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or ventures.

5.6 Bank Accounts. From time to time, the Manager may open bank accounts in the name of the Company, and the Manager or any other Person(s) designated by the Manager shall be the sole signatories thereon.

5.7 Officers. The Manager may appoint in writing, from time to time, such Officers of the Company as the Manager deems necessary or advisable, each of whom shall have such title, powers, authority and responsibilities (including without limitation, the power and authority to sign documents on behalf of the Company) as are delegated by the Manager from time to time and each of whom shall receive such compensation as is determined by the Manager from time to time; provided however, that the Manager may only delegate power, authority and responsibility as is granted by this Agreement to the Manager. Each such Officer shall be subject to removal by the Manager in the Manager's sole and absolute discretion, with or without cause. The Officers of the Company may include, but shall not be limited to the following: Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice Presidents, and Secretary.

5.8 Books and Records; Reporting. The Manager shall, at the expense of the Company, keep, or cause to be kept, accurate, full and complete books of accounts showing assets, liabilities, income, operations, transactions, and the financial condition of the Company; and any Member shall have access thereto at any reasonable time during regular business hours and each shall have the right to copy said records at his own expense. Any items to be provided by the Manager to the Members pursuant to this Section 5.8 shall be provided at the expense of the Company.

In addition to the foregoing, the Manager shall, within sixty (60) days after the end of each calendar year, prepare and send, or cause to be prepared and sent, to each Member annual financial statements, a copy of the tax return for the Company as filed, and a K-1 for such Member.

5.9 Removal of the Manager. A Supermajority Interest of the Class A Members shall have the right to terminate the rights granted and the duties delegated to the Manager hereunder on not less than thirty (30) days' prior written notice to the Manager in the event the Manager shall fail to perform or comply with any of his or its material obligations hereunder and fail to cure such failure within thirty (30) days after written notice thereof from any Class A Member. In the event a Manager is removed, a Supermajority Interest of the Class A Members may select a new Manager. Following the removal of a Manager that is also a Member, such Manager shall relinquish its rights as Manager but retain its rights as a Member of the Company.

5.10 Compensation; Reimbursements. Except as otherwise provided herein, the Manager shall not receive any fees or other compensation for its services hereunder. Notwithstanding the foregoing, the Manager and any Affiliates thereof may request reimbursement, and shall be reimbursed by the Company, for all actual out-of-pocket expenses incurred in furtherance of the Company's business.

5.11 Manager Action. If there is more than one (1) Manager then serving the Company, each Manager acting alone shall have the power and authority granted to a Manager hereunder. If there is more than one (1) Manager then serving the Company, in any instance where any approval, election, consent, election, designation, vote, action or determination of all Managers is expressly required or provided for in this Agreement or any agreement entered into by the Company (a "**Manager Action**"), such Manager Action may be taken either (a) at a meeting of the Managers duly called and convened where a majority of the Managers vote to approve such Manager Action, or (b) may be taken without a meeting if the Manager Action is evidenced by one or more written consents describing the Manager Action taken, signed by all of the Managers and included in the Company's records. Such Manager Action without a meeting will be effective when the Managers have signed the consent(s), unless the consent(s) specify(ies) a different effective date. Any Manager may, by a writing signed by such Manager and included in the Company records, delegate to the other Manager the exclusive authority to take any Manager Action, which delegation shall remain in effect until revoked by the other Manager. Any Manager Action taken by a Manager pursuant to such delegation shall be valid and binding upon the Managers and the Company.

5.12 Tax Matters Partner. All elections required or permitted to be made by the Company under the Code shall be made by the Manager. Brogunier is hereby designated the "partnership representative" as defined in Section 6223 of the Code, as amended by the Bi-partisan Budget Act of 2015 (the "**Partnership Representative**"). The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in all disputes, controversies or proceedings with the Internal Revenue Service, and, in its sole discretion, is authorized to make any available election with respect to the BBA Partnership Audit Rules and take any action it deems necessary or appropriate to comply with the requirements of the Code and to conduct the Company's affairs with respect to the BBA Partnership Audit Rules. Each Member and former Member will cooperate fully with the Partnership Representative with respect to any such disputes, controversies or proceedings with the Internal Revenue Service, including providing the Partnership Representative with any information reasonably requested to comply with and make elections under the BBA Partnership Audit Rules. The provisions on limitations of liability of the Managers and Members and indemnification set forth in Article XIV hereof shall be fully applicable to the Partnership Representative in his or its capacity as such. The Partnership Representative may resign at any time by giving written notice to the Company and each of the other Members. Upon the resignation of the Partnership Representative, a new Partnership Representative may be elected by the vote of a Majority Interest of the Class A Members.

ARTICLE VI
RIGHTS AND OBLIGATIONS OF THE MEMBERS

6.1 Limited Participation in Management by the Members. Except as otherwise expressly provided in this Agreement, no Member shall participate in the management of the Company or have any control over the Company or its business or have any right or authority to act for or to bind the Company. Except as expressly provided in this Agreement, no Member shall have the right to vote on or consent to any other matter, act, decision or document involving the Company or its business.

6.2 Limitation of Members' Liability. Each Member's liability shall be limited as set forth in this Agreement, the Georgia Act and other applicable law.

6.3 No Liability for Company Obligations. No Member will have any personal liability for any debts or losses of the Company beyond his or its respective Capital Contributions.

6.4 List of Members. Upon the written request of any Member, the Company shall provide a list showing the names, addresses, Membership Interest and Economic Interest of all Members and any other information required to be provided to Members by the Georgia Act.

6.5 Priority and Return of Capital. Except as may be expressly provided in Article IX or Article XV, no Member or Economic Interest Holder shall have priority over any other Member or Economic Interest Holder, either as to the return of Capital Contributions or as to Net Profits, Net Losses or distributions of Net Cash Flow. This Section shall not apply to Loans (as distinguished from Capital Contributions) which a Member makes to the Company.

6.6 Other Activities of Members. Except as otherwise expressly provided in this Agreement or any other agreement between the Company and a Member, a Member may engage or invest in, and devote its time to, any other business venture or activity of any nature and description (independently or with others) without having or incurring any obligation to offer any interest in such activities to the Company or any Member or require any Member to permit the Company or any Member to participate in any such activities,

and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

6.7 Confidentiality. Each Member agrees all non-public information received from or otherwise relating to, the Company shall be confidential, and shall not be disclosed or otherwise released to any other Person (other than another party hereto), without the written approval of the Manager. Accordingly, each Member shall, and shall cause its agents and attorneys to, hold in confidence all such information; provided however, that nothing in this Section 6.7 shall prohibit disclosure of any information in any court filings reasonably necessary for a Member to assert legal rights and remedies with respect to the Company and the Member's Membership Interest.

6.8 Noncompetition.

(a) Agreement Not to Compete. Each Member hereby covenants and agrees that, except as provided in Section 6.8(b) below, during the time period beginning on the date of this Agreement and continuing until the date that is one (1) year after such Member or any Affiliate thereof ceases to be either a Member or Manager of the Company, neither such Member or any Affiliate of such Member shall, anywhere in the world, either directly or indirectly, (i) provide or perform services for the benefit of, manage, operate, or in any way participate in, a Competing Business, either on its own behalf or on behalf of any other Person, and regardless of whether in the capacity of an agent, consultant or independent contractor, paid or otherwise, or (ii) have a financial interest in, own or control any Competing Business, whether as a member, stockholder, owner, partner, proprietor, lender or otherwise; provided that a Member or any Affiliate of such Member may own not more than a two percent (2%) interest in any publicly traded company that is a Competing Business.

(b) Carve Out Provisions. Notwithstanding the foregoing, in the event that a Member or any Affiliate thereof desires to pursue an opportunity that may be characterized as directly competing with the Company, such Member or Affiliate thereof shall not be precluded from pursuing said opportunity provided that the Member or such Affiliate thereof discloses the opportunity to the Manager and the other Members and receives written consent from the Manager and such other Members acknowledging such disclosure and waiving the noncompetition restrictions contained in this Section 6.8 as they relate to the specific disclosed opportunity.

(c) Non-Solicitation of Employees. Each Member hereby covenants and agrees that, during the time period beginning on the date of this Agreement and continuing until the date that is one (1) year after such Member or any Affiliate thereof ceases to be either a Member or Manager of the Company, neither such Member nor any Affiliate of such Member shall, either directly or indirectly, solicit or attempt to solicit, or otherwise interfere with or disrupt the employment, consulting or other third party business relationships between the Company or its Affiliates and any of their respective employees and/or consultants.

(d) Non-Solicitation of Customers. Each Member hereby covenants and agrees that, during the time period beginning on the date of this Agreement and continuing until the date that is one (1) year after such Member or any Affiliate thereof ceases to be either a Member or Manager of the Company, neither such Member nor any Affiliate of such Member shall, either directly or indirectly, solicit or attempt to solicit, divert or attempt to divert, the sales of any customer to whom the Company licensed, sublicensed, sold or otherwise provided any products or services at any time within the twelve (12) month period prior to the date on which such Member or Affiliate thereof ceased to be a Member or Manager of the Company, or otherwise interfere with or disrupt the business relationships between the Company or its Affiliates and any of their respective customers.

(e) Non-Solicitation of Suppliers. Each Member hereby covenants and agrees that, during the time period beginning upon the execution of this Agreement and continuing until the date that is one (1) year after such Member or any Affiliate thereof ceases to be either a Member or Manager of the Company, neither such Member nor any Affiliate of such Member shall, either directly or indirectly, contact or solicit, or attempt to contact or solicit, any service provider, vendor or any other Person with which the Company conducted business or that licensed, sublicensed, sold or otherwise provided any products or services to the Company at any time within the twelve (12) month period prior to the date on which such Member or Affiliate thereof ceased to be a Member or Manager of the Company, for the purpose of engaging such service provider or vendor to provide products or services to any Competing Business, or otherwise interfere with or disrupt the business relationships between the Company or its Affiliates and any of their respective service providers or vendors.

6.9 Reasonableness of Covenants. Each Member expressly agrees that the provisions of Sections 6.7 and 6.8 are a reasonable effort to protect the mutual interests of the Members and the Managers in the growth and development of the Company and that breach of any such provisions would work substantial harm to the Company. In the event that a Member or any Affiliate thereof shall breach or attempt to breach any of the provisions of Section 6.7 or 6.8, then the Manager and the other Members, in addition to all rights and remedies the Company may have, at law and/or in equity, shall be entitled to a decree or order restraining and enjoining such breach and the offending party shall not plead in defense thereto that there would be an adequate remedy at law; it being hereby expressly acknowledged and agreed that damages at law shall be an inadequate remedy for a breach or threatened breach or violation of the provisions of Section 6.7 or 6.8.

6.10 Withdrawal or Dissociation. Each Member expressly agrees that by virtue of this Section 6.10, the Member will not have the power or authority to withdraw from the Company unless such Member Transfers the Member's entire Membership Interest pursuant to this Agreement or a dissolution of the Company occurs pursuant to this Agreement. If, notwithstanding any other portion of this Section 6.10, a Member withdraws or dissociates from the Company prior to the Transfer of the Member's entire Membership Interest pursuant to this Agreement or prior to the dissolution of the Company pursuant to this Agreement, then such Member shall not be entitled to any distributions from the Company as a result of such withdrawal or dissociation.

ARTICLE VII
MEETINGS OF MEMBERS

7.1 Meetings. Meetings of the Members for any purpose, unless otherwise prescribed by the Georgia Act, may be called only by the Manager or a Majority Interest of the Class A Member(s). Written notice to each Class A Member entitled to vote at such meeting, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting in the manner designated for notices pursuant to Section 16.13 hereof.

7.2 Meeting Without Notice; Meeting by Telephone. If all of the Class A Members shall meet at any time and place and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice. At such meeting, any lawful action may be taken. Members also may meet by conference telephone call if all Members can hear one another on such call and the requisite notice is given or waived.

7.3 Place of Meetings. The Persons calling any meeting may designate any place within the State of Georgia as the place of meeting for any meeting of the Members. If no designation is made, the

place of meeting shall be the principal executive office of the Company in the State of Georgia.

7.4 Actions/Consents By the Members. In any instance where any approval, election, consent, designation, vote, action or determination of the Members is expressly required or provided for in this Agreement (a "**Member Action**"), such Member Action may be taken either (a) at a meeting of the Class A Members where the Class A Members owning the Ownership Percentage required for such Member Action affirmatively vote to approve such Member Action or (b) may be taken without a meeting if the Member Action is evidenced by one or more written consents describing the Member Action taken, signed by all of the Class A Members entitled to take such action and delivered to the Manager for inclusion in the Company records. Such Member Action without a meeting will be effective when the Class A Members required to approve such Member Action have signed the consent(s), unless the consent(s) specify(ies) a different effective date. The execution and delivery of any document or consent by any Person with apparent authority to act for or on behalf of a Member shall be conclusive evidence of the authorization to the Company, its other Members and the Manager, and any third party shall be authorized to rely conclusively thereon. Unless otherwise expressly provided herein with respect to any specific matter, any Member Action shall require the approval of a Majority Interest of the Class A Members.

7.5 Salary. Except as expressly provided herein, no Member shall receive any salary or other compensation for services provided to the Company.

ARTICLE VIII
CAPITAL CONTRIBUTIONS

8.1 Capital Contributions. As of the date hereof, the Members have contributed and the Company has accepted the amounts set forth opposite their respective names in Exhibit "A" hereto as their respective Capital Contributions. The Manager shall update and distribute to the Members a revised Exhibit "A" upon the making of any Capital Contribution after the date hereof. Except as provided in Section 8.1 hereof, no Member shall be required to make additional Capital Contributions to the Company.

8.2 [Reserved].

8.3 [Reserved].

8.4 Loans. The Manager, from time to time, may cause the Company to borrow funds from any Person, including any Member or any Affiliate of either, for any Company purpose upon commercially reasonable terms. No Member or any Affiliate of a Member shall be required or permitted to make any loans or otherwise lend any funds to the Company, except as approved by such Member and the Manager. No loans made by any Member or its Affiliate to the Company shall have any effect on such Member's Ownership Percentage, such loans representing a debt of the Company payable or collectible solely from the assets of the Company, non-recourse to any Member (including a Manager), in accordance with the terms and conditions upon which such loans were made. All such loans made by any Member, or any Affiliate of a Member shall be segregated in a separate loans payable account.

8.5 Rules Governing Capital. Except as otherwise expressly provided in this or as required by law:

(a) no Owner may withdraw any Capital Contribution from the Company or receive any distribution except as expressly provided herein;

(b) no Owner shall have priority over any other Owner as to the return of any Capital

Contributions or the right to receive any distributions from the Company other than in the form of cash;

(c) no Owner shall be required to make Loans to the Company;

(d) neither a Loan by an Owner to the Company nor its repayment by the Company shall have any effect on any Owner's Capital Account or Economic Interest; and

(e) notwithstanding the nature of any Owner's Capital Contribution, such Owner has only the right to demand and receive cash in return for such Capital Contribution.

ARTICLE IX
DISTRIBUTIONS TO OWNERS

9.1 Distributions. Subject to Sections 9.2, 9.3 and 9.4 hereof and the requirements of applicable law, Net Cash Flow shall be distributed to the Members, at such times as the Manager deems appropriate, *pro rata* in accordance with their respective Ownership Percentages.

9.2 Distributions Upon Liquidation/Company Change of Control. Upon a final liquidation of the Company, all Company assets shall be distributed to the Members pursuant to Section 15.3 hereof. Not in limitation of the foregoing, upon consummation of a Company Change of Control, each Member shall receive the same portion of the aggregate consideration that such Member would have received if such aggregate consideration (in the case of an asset sale, after payment or provision for all liabilities, and in the case of an equity sale or merger, after payment of all debt and such other adjustments to the purchase price as necessary to consummate the transaction (including the payment of transaction expenses)) had been distributed by the Company pursuant to Section 15.3(b)(iv).

9.3 Amounts Withheld. The Manager, on behalf of the Company, shall withhold from any distribution to a Member pursuant to this Agreement, such amounts as are required to be withheld by the laws of any taxing jurisdiction (as determined in the sole and absolute discretion of the Manager). Any amounts so withheld shall be treated as amounts distributed to the respective Member(s) on whose account the withholding is imposed and shall be treated as advances of, and shall as soon as possible be recouped solely from, subsequent distributions otherwise to be received by the Member under this Agreement, provided that in no event shall any Member otherwise be required to recontribute or otherwise return or repay any amount so withheld.

9.4 Limitation on Distributions. No distributions shall be made to the Members if prohibited by Section 14-11-407 of the Georgia Act.

9.5 Advances. Distributions to Members made throughout the Fiscal Year in accordance with this Article IX shall be treated as advances or drawings of money or property against the respective Member's share of Net Cash Flow calculated for the entire Fiscal Year and shall be treated as current distributions to the Members made on the last day of the Fiscal Year with respect to such Member. If (a) a Member's total advances and drawings for the Fiscal Year exceed (b) such Member's respective share of Net Cash Flow calculated for the entire Fiscal Year, then such Member shall be required to repay to the Company such excess within thirty (30) days of receipt of notice from the Manager of such excess, which notice shall be given by the Manager within thirty (30) days following the end of such Fiscal Year.

9.6 Interest On and Return of Capital Contributions. No Owner shall be entitled to interest on its Capital Contributions or to the return of its Capital Contributions, except as otherwise specifically provided for herein.

9.7 Certain Class C Membership Interest Issues. Notwithstanding anything to the contrary contained in this Article IX or Article XV, the portion of any distribution that would otherwise be made with respect to Class C Members shall not be distributed with respect to such Unvested Class C Membership Interest and shall instead be distributed solely with respect to the Class A Membership Interests, Class B Membership Interests and Vested Class C Membership Interests pursuant to the foregoing provisions of Sections 9.1 and 9.2 applied as though no Unvested Class C Membership Interests were outstanding. Unvested Class C Membership Interests shall not be entitled to receive distributions pursuant to this Agreement unless and until they become Vested Class C Membership Interests pursuant to the terms of the applicable Class C Grant Agreement.

ARTICLE X
ALLOCATIONS OF PROFITS AND LOSSES

10.1 Net Losses. After making any allocations required by Section 10.3 hereof and subject to the last two sentences of this Section 10.1, Net Losses for any Fiscal Year shall be allocated to the Members in the following order and priority:

(a) First, to the Members, until the cumulative Net Losses allocated pursuant to this Section 10.1(a) for the current and all prior Fiscal Years are equal to the excess, if any, of (i) the cumulative Net Profits allocated pursuant to Section 10.2(c) hereof for all prior Fiscal Years, over (ii) the cumulative distributions made pursuant to Section 9.1 hereof through the due date (without regard to extensions) for filing the Company's federal information income tax return for the current Fiscal Year, shared among the Members in accordance with the excess of (i) over (ii) for each Member;

(b) Second, to the Members until the cumulative Net Losses allocated pursuant to this Section 10.1(b) for the current and all prior Fiscal Years are equal to the sum of (i) the cumulative Net Profits allocated pursuant to Section 10.2(b) hereof for all prior Fiscal Years, and (ii) the Capital Contribution Account balances of all Members, determined as of the due date (without regard to extensions) for filing the Company's federal income tax return for the current Fiscal Year, shared among the Members in accordance with the sum of (i) and (ii) for each Member;

(c) The balance, if any, to the Members in accordance with their respective Ownership Percentages.

Notwithstanding the foregoing, in no event shall the Net Losses allocated to any Member cause the Member to have a negative Adjusted Capital Account balance, or increase a negative Adjusted Capital Account balance for any Member. All Net Losses in excess of the limitation set forth in this sentence shall be allocated to the other Members in accordance with their respective positive Adjusted Capital Account balances.

10.2 Net Profits. After making any allocations required by Section 10.3 hereof, Net Profits for any Fiscal Year shall be allocated to the Members in the following order and priority:

(a) First, to the Members until the cumulative Net Profits allocated pursuant to this Section 10.2(a) for the current and all prior Fiscal Years are equal to the cumulative Net Losses allocated to the Members pursuant to Section 10.1(c) hereof for all prior Fiscal Years shared among the Members in accordance with the cumulative Net Losses so allocated;

(b) Second, to the Members until the cumulative Net Profits allocated pursuant to this Section 10.2(b) for the current and all prior Fiscal Years are equal to the cumulative Net Losses allocated pursuant to Section 10.1(b) hereof for all prior Fiscal Years, shared among the Members in accordance with the cumulative Net Losses so allocated;

(c) The balance, if any, shall be allocated to the Members pro rata in accordance with their respective Ownership Percentages.

10.3 Special Allocations. Prior to making any allocations pursuant to Section 10.1 or 10.2 hereof, the following special allocations shall be made each Fiscal Year, to the extent required, in the following order:

(a) Minimum Gain Chargeback; Qualified Income Offset. Items of Company income and gain shall be allocated for any Fiscal Year to the extent, and in an amount sufficient to satisfy the "minimum gain chargeback" requirements of Section 1.704-2(f) and (i)(4) of the Regulations and the "qualified income offset" requirement of Section 1.704-1(b)(2)(ii)(d)(3) of the Regulations.

(b) Member Nonrecourse Deductions and Nonrecourse Deductions. Member Nonrecourse Deductions shall be allocated to the Member who bears the economic risk of loss associated with such deductions, in accordance with Section 1.704-2(i) of the Regulations. Nonrecourse Deductions shall be allocated in accordance with the Members' Ownership Percentages.

(c) Certain Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with the requirements of Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations.

(d) Curative Allocations. The allocations set forth in the last sentence of Section 10.1 hereof and Sections 10.3(a) through 10.3(c) hereof (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 10.3(d). Therefore, notwithstanding any other provision of this Article X (other than the Regulatory Allocations), such offsetting special allocations of Company income, gain, loss, or deduction shall be made in whatever manner the Manager determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 10.1 (without regard to the last two sentences thereof), 10.2 and 10.3(e) hereof. In making such allocations, the Manager shall take into account future Regulatory Allocations under Section 10.3(a) hereof that, although not yet made, are likely to be made in the future and offset other Regulatory Allocations previously made under Section 10.3(b) hereof.

(e) Special Allocations Upon Liquidation of the Company. With respect to the Fiscal Year in which occurs the final liquidation of the Company in accordance with Article XVI hereof or in which there is a sale or other disposition of all or substantially all of the assets of the Company, if, after tentatively making all allocations pursuant to this Agreement other than this Section 10.3(e), the positive Capital Account balances of the Members do not equal the amounts that the Members would

receive if all remaining Company assets were distributed to them pursuant to Section 9.1 hereof, then items of Company income, gain, loss and deduction shall be specially allocated among the Members pursuant to this Section 10.3(e) in such amounts and priorities as are necessary so that after making all allocations pursuant to this Article X, the positive Capital Account balances of the Members equal the amounts that would be so distributed to each of them. For purposes of this Section 10.3(e), a Member's Capital Account balance shall be deemed to be increased for any amounts that such Member is deemed to be obligated to restore pursuant to the penultimate sentence of Sections 1.704-2(g)(1) and -2(i)(5) of the Regulations.

10.4 Other Allocation Rules.

(a) Tax / Book Differences. If the Book Value of any Company property, pursuant to Section 1.704-1(b)(2)(iv)(d) or (f) of the Regulations and the definition of Book Value in Article I hereof, differs from the adjusted tax basis of such property, then allocations with respect to such property for income tax purposes shall be made in a manner which takes into consideration differences between such Book Value and such adjusted tax basis in accordance with Section 704(c) of the Code, the Regulations promulgated thereunder and Section 1.704-1(b)(2)(iv)(f)(4) of the Regulations. Such allocations for income tax purposes shall be made using such method(s) permitted pursuant to such provisions which the Manager, in its sole and absolute discretion, selects. Such tax allocations shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Agreement. Any allocations with respect to any such property for purposes of maintaining the Members' Capital Accounts, and the determination of Net Profits and Net Losses, shall be made by reference to the Book Value of such property, and not its adjusted tax basis, all in accordance with Section 1.704-1(b)(2)(iv)(g) of the Regulations.

(b) Allocations of Items. Any allocation to a Member of Net Profits or Net Losses shall be treated as an allocation to such Member of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profits or Net Losses. Unless otherwise specified herein to the contrary, any allocation to a Member of items of Company income, gain, loss, deduction or credit (or item thereof) shall be treated as an allocation of a pro rata portion of each item of Company income, gain, loss, deduction or credit (or item thereof).

(c) Consent and Tax Reporting. The Members are aware of the income tax consequences of the allocations made by this Article X and hereby agree to be bound by the provisions of this Article X in reporting their shares of Company income and loss for income tax purposes.

(d) Treatment of the Company as a Partnership for Income Tax Purposes. The Members intend that the Company shall be treated as a partnership for federal and state income tax purposes, and neither the Members nor the Manager shall take any action to change such treatment, unless and until all of the Class A Members decide that the tax status of the Company shall be changed.

(e) Profits Interest Allocations. Pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5)(iii), the grant of Class C Membership Interests to an employee or independent contractor in connection with the performance of services for the Company is an event pursuant to which the Company may revalue assets to their fair market values. In furtherance of the foregoing, the Manager may, immediately prior to the grant of any such Class C Membership Interests, cause the Company to revalue its assets in the manner provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and adjust the existing Members' Capital Accounts accordingly, and that the recipient shall not receive Capital Account credit in connection with the grant of Class C Membership Interests which are intended to be

treated as a "profits interest", except to the extent of the amounts, if any, paid for such Class C Membership Interests. In the event the Company does not revalue its assets in the manner provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(f) immediately prior to the grant of any such Class C Membership Interests, the Company may, upon consultation with its tax advisors, make subsequent special allocations of income or gains occurring after the relevant issuance of profits interests as if each issuance of profits interests had given rise to a valid election pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and as if the allocation of income or gains was subject to Treasury Regulations Section 1.704-1(b)(4)(i). For purposes of determining allocations pursuant to Article X, all outstanding Class C Membership Interests shall be treated as Vested Class C Membership Interests, provided, however, that if a Member's Class C Membership Interests are subsequently forfeited or repurchased, then Net Profits and Net Losses and other items of income, gain, loss and deduction arising in the allocation period in which such forfeiture or repurchase occurs shall be allocated in compliance with then applicable IRS guidance.

ARTICLE XI
BOOKS AND RECORDS

11.1 Fiscal Year. The Company's Fiscal Year shall be the calendar year, unless otherwise agreed by the Class A Members.

11.2 Records, Audits and Reports. At the expense of the Company, the Manager shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the following records:

(a) A current list of the full name and last known address of each Member, Economic Interest Holder and Manager;

(b) Copies of such records as would enable a Member to determine the relative voting rights, if any, of the Members;

(c) A copy of the Articles of Organization of the Company and all amendments thereto;

(d) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years;

(e) Copies of this Agreement, together with any amendments thereto; and

(f) Copies of any financial statements of the Company for the three (3) most recent years.

11.3 Tax Returns. At the expense of the Company, the Manager shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. The Manager shall provide each Member with such information as is required for such Member to file his or its individual tax returns. Upon request of any Member, copies of all returns, or pertinent information therefrom, shall promptly be furnished to the requesting Member.

ARTICLE XII
TRANSFERS OF INTERESTS

12.1 General Prohibition. Except as otherwise set forth in this Article XII, no Member or Economic Interest Holder may, directly or indirectly, assign, convey, sell, transfer, pledge, liquidate, encumber or in any way alienate or dispose of, either voluntarily or involuntarily (a "**Transfer**") all or any part of his or its Membership Interest or Economic Interest without the prior written consent of the Manager and all of the Class A Members (other than the Transferring Class A Member, if applicable); provided that such transferee shall comply first with the provisions of Section 12.8 with respect to any Transfer of any Membership Interest or Economic Interest in the Company. Any attempt to Transfer all or any portion of a Membership Interest or Economic Interest in violation of this Section 12.1 shall be null and void and shall have no effect whatsoever.

12.2 Affiliate and Relative Transfers. Notwithstanding Section 12.1 above, any Class A or Class B Member, upon written notice to the Manager and all of the other Members, may Transfer all or any portion of his or its Economic Interest (but not any other portion of his or its Membership Interest) to an Affiliate without the written consent of the Manager and all of the Class A Members and without being subject to the right of first refusal set forth in Section 12.4 below; provided that such Affiliate shall comply first with the provisions of Section 12.8 with respect to any Transfer of an Economic Interest in the Company.

12.3 Pledge of Economic Interests. Notwithstanding Section 12.1 above, any Class A or Class B Member, with the prior written consent of the Manager (but without the written consent of the other Members), shall have the right to pledge and/or assign all or any portion of his or its Economic Interest (but not any other portion of his or its Membership Interest) to a bank or institutional lender as collateral security for any Loan.

12.4 Right of First Refusal.

(a) Right of First Refusal. At any time, and subject (i) to complying with the consent requirements of Section 12.1 above, and (ii) to the terms and conditions specified in this Section 12.4, each Class A Member shall have a right of first refusal if any other Member (the "**Offering Member**"), receives an offer from an Independent Third Party that the Offering Member desires to accept to purchase all or any portion of the Membership Interest owned by the Offering Member (the "**Offered Interest**"). Each time the Offering Member receives an offer for any of his or its Membership Interest, the Offering Member shall first make an offering of the Offered Interest to the Class A Members (other than the Offering Member, if applicable) in accordance with the following provisions of this Section 12.4 prior to Transferring such Offered Interest to the Independent Third Party.

(b) Offer Notice.

(i) The Offering Member shall, within five (5) Business Days of receipt of the offer from the Independent Third Party, give written notice (the "**Offering Member Notice**") to the Company and the Class A Members (other than the Offering Member, if applicable) stating that he or it has received a bona fide offer from an Independent Third Party and specifying: (w) the Offered Interest to be sold by the Offering Member; (x) the name of the Person who has offered to purchase such Offered Interest; (y) the purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (z) the proposed date, time and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Member Notice.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Interest to the Class A Members (other than the Offering Member, if applicable), which offer shall be irrevocable until the end of the ROFR Notice Period.

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each Class A Member that: (x) the Offering Member has full right, title and interest in and to the Offered Interest; (y) the Offering Member has all the necessary power and authority and has taken all necessary action to sell such Offered Interest as contemplated by this Section 12.4 including complying with the consent requirements of Section 12.1 above; and (z) the Offered Interest is free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(c) Exercise of Right of First Refusal.

(i) Upon receipt of the Offering Member Notice, each Class A Member shall have ten (10) Business Days (the "**ROFR Notice Period**") to elect to purchase all (and not less than all) of the Offered Interest by delivering a written notice (a "**ROFR Offer Notice**") to the Offering Member and the Company stating that he or it offers to purchase such Offered Interest on the terms specified in the Offering Member Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable by the applicable Class A Member. If more than one Class A Member delivers a ROFR Offer Notice, each such Class A Member (the "**Purchasing Member**") shall be allocated its pro rata portion of the Offered Interest (calculated on the date of the Offering Member Notice as the product of (i) the total Offered Interest and (ii) a fraction determined by dividing (x) the Class A Membership Interests owned by such Purchasing Member by (y) the total Class A Membership Interests owned by all of the Purchasing Members, unless otherwise agreed by such Class A Members).

(ii) Each Class A Member that does not deliver a ROFR Offer Notice during the ROFR Notice Period shall be deemed to have waived all of such Class A Member's rights to purchase the Offered Interest under this Section 12.4, and the Offering Member shall thereafter, subject to the rights of any Purchasing Member, be free to sell the Offered Interest to the Independent Third Party specified in the Offer Notice without any further obligation to such Class A Member pursuant to this Section 12.4.

(d) Consummation of Sale. If no Class A Member delivers a ROFR Notice in accordance with Section 12.4(c), the Offering Member may, during the sixty (60) day period immediately following the expiration of the ROFR Notice Period (the "**Waived ROFR Transfer Period**"), Transfer all of the Offered Interest to the Independent Third Party on terms and conditions no more favorable to the Independent Third Party than those set forth in the Offering Member Notice. If the Offering Member does not Transfer the Offered Interest within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Interest shall not be Transferred to the Independent Third Party unless the Offering Member sends a new Offering Member Notice in accordance with, and otherwise complies with, this Section 12.4.

(e) Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 12.4 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f) Closing. The purchase price for any portion of the Offered Interest purchased by the Purchasing Members pursuant to this Section 12.4 shall be a pro rata portion of the purchase price set forth in the Offering Member Notice; provided, however, the Purchasing Members shall be entitled to substitute cash for the fair market value (as determined in good faith by the Manager, or if the Manager or the Manager's Affiliate is the Offering Member, each of the Class A Members (other than the Offering Member)) of any non-cash consideration being offered by the prospective purchaser of the entire Offered Interest and shall be on the same terms as set forth in the Offering Member Notice. Unless otherwise agreed by the Offering Member and the Purchasing Members of the Offered Interest, all such purchases shall close at the principal office of the Company as soon as reasonably possible, but in no event later than the ninetieth (90th) day following the date of the Offering Member Notice. At the closing of any sale and purchase pursuant to this Section 12.4, the Purchasing Member(s) shall deliver to the Offering Member the purchase price by certified or official bank check or by wire transfer of immediately available funds. Further, the Offering Member shall duly execute and deliver all documents and instruments that may be necessary or desirable, in the reasonable opinion of counsel for the Purchasing Members, to effect the transfer of the Offered Interest to the Purchasing Members. Such Offered Interest shall be conveyed to the Purchasing Members by the Offering Member free and clear of all Liens other than those arising as a result of or under the terms of this Agreement.

12.5 Drag-along Rights.

(a) At any time from and after the date hereof, if a Majority Interest of the Class A Members (for the purposes of this Section 12.5, collectively, the "**Dragging Member**"), proposes to consummate, in one transaction or a series of related transactions, a Company Change of Control (a "**Drag-along Sale**"), the Dragging Member may, after delivering the Drag-along Notice in accordance with Section 12.5(b), require that each other Member (each, a "**Drag-along Member**") participate in such sale in accordance with Section 12.5(b). The consideration to be received by the Dragging Member and each Drag-along Member shall be an amount no less than the amount which would be distributed to such Member if the Company's assets were sold for the aggregate consideration to be paid by the Independent Third Party, the Company were liquidated and the proceeds were distributed to the Members pursuant to Section 15.3(b)(iv).

(b) The Dragging Member shall exercise its rights pursuant to this Section 12.5 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no later than ten (10) Business Days prior to the anticipated closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Member's rights and obligations hereunder and shall describe in reasonable detail the Person to whom such Membership Interests are proposed to be sold, the amount of Membership Interests to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale. Each Drag-along Member shall execute the purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale. Each Drag-along Member shall pay its pro-rata share of any costs of the transaction incurred that are not otherwise paid by the Company, and costs incurred by any Drag-along Member on such Drag-along Member's own behalf are not treated as costs of the transaction. Each Drag-along Member who is required to participate in a Drag-along Sale must, with respect to any such Drag-along Sale, and notwithstanding anything contained herein to the contrary: (i) subject to the foregoing provisions, reasonably cooperate with the transaction, take all steps reasonably requested by the Dragging Member to effect the transaction, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, (ii) consent to and vote in favor of the transaction, and (iii) not exercise any applicable dissenter's, appraisal or like rights with respect to

the transaction. The sale of Membership Interests under this Section 12.5 shall not be subject to the right of first refusal under Section 12.4 above.

(c) Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 12.5 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

12.6 Tag-along Rights.

(a) If at any time a Majority Interest of the Class A Members proposes to Transfer all of such Majority Interest of the Class A Members' Membership Interests, or an amount of such Majority Interest of the Class A Members' Membership Interests, the transfer of which would result in a Company Change of Control, and does not elect to exercise the drag-along rights (if applicable) described above, then such Majority Interest of the Class A Members shall send written notice to the other Members which shall state (i) that such Majority Interest of the Class A Members desires to make such a Transfer, (ii) the identity of the proposed transferee and the amount of Membership Interests proposed to be sold or otherwise Transferred, (iii) the proposed purchase price to be paid and the other terms and conditions of such Transfer, and (iv) the projected closing date of such Transfer, which in no event shall be prior to ten (10) Business Days after the giving of such written notice to the other Members.

(b) For a period of ten (10) days after the giving of the notice pursuant to Section 12.6(a) above, each Member shall have the right to sell to the proposed transferee in such Transfer the same terms and conditions (subject to the last sentence of this Section 12.6(b)) as the Majority Interest of the Class A Members either (i) all of such Member's Membership Interests (if such transferee is willing to purchase one hundred percent (100%) of the Membership Interests then outstanding), or (ii) its pro rata portion of the total amount of Membership Interests proposed to be Transferred to such proposed transferee (calculated as the product of (x) the total amount of Membership Interests proposed to be Transferred and (y) a fraction determined by dividing (A) the Membership Interest owned by such Member by (y) the total amount of Membership Interests owned by the Majority Interest of the Class A Members and all other Member's electing to exercise their rights under this Section 12.6, and the amount of Membership Interests that may be Transferred by the Majority Interest of the Class A Members in such proposed Transfer shall be commensurately reduced. Notwithstanding the foregoing, the consideration to be received by each Member shall be an amount no less than the amount which would be distributed to such Member if the Company's assets were sold for the aggregate consideration to be paid by the proposed transferee for the Membership Interests, the Company were liquidated and the proceeds were distributed to the Members pursuant to Section 15.3(b)(iv).

(c) The rights of each Member under this Section 12.6 shall be exercisable by delivering written notice thereof, prior to the expiration of the ten (10)-day period referred to in Section 12.6(b) above, to the Majority Interest of the Class A Members, with a copy to the Company. The failure of any Member to respond within such period to the Majority Interest of the Class A Members shall be deemed to be a waiver of such Member's rights under this Section 12.6 with respect to that Transfer, so long as such Transfer takes place within a period of ninety (90) days following the expiration of the ten (10)-day period. The sale of Membership Interests under this Section 12.6 shall not be subject to the right of first refusal under Section 12.4 above.

12.7 Redemption Provisions. The provisions of this Section 12.7 shall only apply to Class B Members, Class C Members (to the extent such Member owns vested Class C Units) and to any Class A Member holding, individually, less than a Majority Interest of the Class A Membership Interests (and for

purposes of clarification, shall not apply to any Class A Member holding, individually, a Majority Interest of the Class A Membership Interests or greater Ownership Percentage).

(a) Redemption upon Death, Disability or Termination Without Cause. In the event a Member's employment with or engagement by the Company is (A) terminated as a result of the death or Disability (as defined below) of such Member, or (B) terminated without Cause (as defined below) by the Company, the Company shall have a "call" right, but not the obligation, to redeem all, but not less than all, of such Member's Membership Interest. The purchase price of such Member's Membership Interest shall be equal to the amount that would be distributed to the applicable Member if the assets of the Company were sold for the Fair Market Value of Company Assets (as further defined and determined in accordance with Section 12.7(e) below), the Company was liquidated and the proceeds were distributed to the Members pursuant Section 15.3(b)(iv), as of the time of such Member's death or Disability or the effective date of termination, as applicable. As used herein, "**Disability**" shall mean when, by reason of any physical or mental impairment, the Member is unable, for a period of at least one hundred eighty (180) consecutive days, to perform the essential functions of such Member's position as an employee or consultant of the Company, either with or without reasonable accommodation.

(b) Redemption upon Resignation. In the event a Member's employment with or engagement by the Company is terminated as a result of such Member's resignation from the Company, the Company shall have a "call" right, but not the obligation, to redeem all, but not less than all, of such Member's Membership Interest. The purchase price of such Member's Membership Interest shall be equal to seventy-five percent (75%) of the amount that would be distributed to the applicable Member if the assets of the Company were sold for the Fair Market Value of Company Assets (as further defined and determined in accordance with Section 12.7(e) below), the Company was liquidated and the proceeds were distributed to the Members pursuant Section 15.3(b)(iv), as of the effective date of resignation.

(c) Redemption upon Termination for Cause. In the event a Member's employment with or engagement by the Company is terminated for Cause by the Company, the Company shall have a call right, but not the obligation, to redeem all, but not less than all, of such Member's Membership Interest. The purchase price of such Member's Membership Interest shall be equal to fifty percent (50%) of the amount that would be distributed to the applicable Member if the assets of the Company were sold for the Fair Market Value of Company Assets (as further defined and determined in accordance with Section 12.7(e) below), the Company was liquidated and the proceeds were distributed to the Members pursuant Section 15.3(b)(iv), as of the effective date of termination. For purposes of this Agreement, "**Cause**" shall mean, in each event as determined by the Manager in the exercise of his or its reasonable discretion: (A) a Member's negligence, willful misconduct or act of moral turpitude, in either case which is detrimental to the best interests of the Company; (B) a Member's fraud or embezzlement of funds or property, or act of dishonesty directed against the Company or any of its suppliers or clients; (C) a Member's conviction of, pleading guilty to, or confessing to, any felony; (D) a Member's failure to observe the Company's written policies and/or procedures as may be enacted from time to time; or (E) a Member's breach of any employment or engagement letter or other contractual agreement with the Company, or improper use or disclosure of any form of non-public information received from or otherwise relating to the Company or any of its clients.

(d) Exercise of Call Rights. The Company must exercise its call right as provided in this Section 12.7 within one hundred twenty (120) days of the effective date of the applicable termination event. The Company shall exercise its call right by notifying the applicable Member (the "**Selling Member**") in writing of its intention to purchase the Membership Interest of the Selling Member (such notice is referred to herein as the "**Redemption Notice**").

(e) [Reserved].

(f) Payment of Redemption Price. The redemption price will be paid by the Company as follows, as determined by the Manager in his or its sole discretion: (i) key man life insurance proceeds, if any, shall be applied towards the redemption price (less any insurance proceeds set aside by the Company as reasonable Reserves); and (ii) the remaining balance thereafter shall be paid, at the election of the Company: (A) in a lump sum in cash, (B) in the form of a five (5)-year promissory note that bears interest at the Applicable Federal Rate (as defined in Section 1274 of the Internal Revenue Code of 1986, as amended) as of the date of closing for a five (5) year loan (the "**AFR**"), with the Company making five (5) equal annual payments of principal, or (C) in a combination of cash and a five (5)-year promissory note that bears interest at the AFR, with the Company making five (5) equal annual payments of principal. The Company may elect to pay the balance prior to the maturity date of any promissory note. At any time, the Company, at its own expense, shall have the right to obtain key man life insurance on the life of any or all of the Members to assist in funding any redemption of Membership Interests hereunder. If the Company holds such insurance for the Selling Member at the time of the applicable redemption date, then the Company shall use the proceeds from such insurance towards the redemption price for the applicable Membership Interest (provided that the Company then has reasonable Reserves set aside to operate its business), and notwithstanding anything contained herein, the closing of the sale of the Selling Member's Membership Interest shall not occur prior to the Company's receipt of the applicable insurance proceeds.

(g) Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 12.7 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(h) Closing. The purchase and redemption of the Selling Member's Membership Interest by the Company shall close at the principal office of the Company as soon as reasonably possible, but in no event later than the ninetieth (90th) day following the date of the Redemption Notice or, if later, within thirty (30) days after the determination of the Fair Market Value of Company Assets pursuant to Section 12.7(e), as applicable. At the closing of any sale and purchase pursuant to this Section 12.7, the Selling Member shall duly execute and deliver all documents and instruments that may be necessary or desirable, in the reasonable opinion of counsel for the Company, to effect the transfer of the Selling Member's Membership Interest to the Company. Such Membership Interest shall be conveyed to the Company by the Selling Member free and clear of all Liens. The sale of Membership Interests under this Section 12.7 shall not be subject to the right of first refusal under Section 12.4 above.

12.8 Conditions of Transfer and Assignment. A transferee of a Membership Interest or Economic Interest permitted under this Article XII shall become a Member or an Economic Interest Holder, as the case may be, only if the following conditions have been satisfied:

(a) the transferor, its legal representative or authorized agent must have executed a written instrument of transfer of such Membership Interest or Economic Interest in form and substance satisfactory to the Manager;

(b) the transferee must have executed a written agreement, in form and substance satisfactory to the Manager, to assume all of the duties and obligations of the transferor under this Agreement with respect to the transferred Membership Interest or Economic Interest, as applicable, and to be bound by and subject to all of the terms and conditions of this Agreement;

(c) the transferor, its legal representative or authorized agent, and the transferee must have executed a written agreement, in form and substance satisfactory to the Manager, to indemnify and hold the Company, the Manager and the other Members harmless from and against any loss or liability arising out of the Transfer;

(d) the transferee must have executed such other documents and instruments as the Manager may deem necessary or appropriate in order to consummate the admission of the transferee as a Member, if with respect to a Membership Interest;

(e) unless waived by the Manager, the transferee or the transferor must have paid the expenses incurred by the Company in connection with the admission of the transferee to the Company; and

(f) with respect to any transferee desiring to become a Member, the Manager and a Supermajority Interest of the Class A Members must consent to such transferee becoming a substitute Member, which consent can be given or withheld in the sole and absolute discretion of the Manager and each such Class A Member. A permitted transferee of an Economic Interest who does not become a Member shall be an Economic Interest Holder only and shall be entitled only to the transferor’s Economic Interest to the extent assigned. Such transferee shall not be entitled to vote on any question regarding the Company, or on any other matter requiring the vote, consent or approval of the Members hereunder, and the Ownership Percentage associated with the transferred Economic Interest shall not be considered to be outstanding for voting purposes.

(g) Unless waived by the Manager, the transferor shall deliver an opinion of counsel that the transferring Member’s interest in the Company has been registered for sale under applicable state and federal securities laws or that such registration is not required.

12.9 Successors as to Economic Rights. References in this Agreement to Members also shall be deemed to constitute a reference to Economic Interest Holders if and to the extent that the provision relates to economic rights and obligations. By way of illustration and not limitation, such provisions would include those regarding Capital Accounts, distributions, allocations, and contributions. A transferee shall succeed to the transferor’s Capital Contributions and Capital Account to the extent related to the Economic Interest transferred, regardless of whether or not such transferee becomes a Member.

12.10 Proxy. A Class A Member may only grant its proxy to another Class A Member.

12.11 Restraining Order/Specific Performance.

(a) If any Member shall attempt to Transfer all or any portion of his or its Membership Interest, in violation of the provisions of this Agreement and any rights hereby granted, then the Manager or any other Member of the Company, in addition to all rights and remedies hereunder, at law and/or in equity, shall be entitled to a decree or order restraining and enjoining such transfer and the offending party shall not plead in defense thereto that there would be an adequate remedy at law; it being hereby expressly acknowledged and agreed that damages at law will be an inadequate remedy for a breach or threatened breach or violation of the provisions concerning transfers set forth in this Agreement.

(b) In addition, it is expressly agreed that the remedy at law for breach of any of the obligations set forth in this Article XII is inadequate in view of (a) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a party to comply fully with each of said obligations, and (b) the uniqueness of each Member’s business and assets and the relationship of

the Members. Accordingly, each of the aforesaid obligations shall be, and is hereby expressly made, enforceable by specific performance.

ARTICLE XIII
ADDITIONAL MEMBERS

13.1 Except as otherwise expressly provided in Article XII hereof with respect to a permitted Transfer or in Section 13.2 hereof, no Persons may be admitted to the Company as a Member or the owner of any Membership Interest and no Person other than a Person admitted to the Company as a Member in accordance with this Agreement shall be a Member or own a Membership Interest.

13.2 Additional Members shall be admitted to the Company upon the approval of the Manager and a Supermajority Interest of the Class A Members with an Ownership Percentage as determined by the Manager and a Supermajority Interest of the Class A Members. Admission of any Person as a new Member shall be conditioned upon the Person making such Capital Contributions as the Manager and a Supermajority Interest of the Class A Members determines represents the fair market value of the Membership Interest being acquired as an additional Member and such Person executing, acknowledging, and delivering to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement. Upon such admission, the Ownership Percentages of the other Members shall collectively equal the excess of one hundred percent (100%) over the Ownership Percentage of such additional Member, and the Ownership Percentage of each of the other Members shall be the product obtained by multiplying such excess by their respective Ownership Percentages as in effect immediately prior to such admission. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. At the time a new Member is admitted, the Manager, at its option, may close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of 706(d) of the Code and the Regulations promulgated thereunder.

ARTICLE XIV
INDEMNIFICATION AND EXCULPATION

14.1 Indemnification.

(a) General. The Company, to the fullest extent permitted by the Georgia Act and any other applicable law, (i) shall indemnify and hold harmless any Manager or Member, and (ii) may, in the Manager's discretion, indemnify and hold harmless any employee or agent of the Company or any other Person (each Person to be indemnified pursuant to (i) or (ii), an "**Indemnified Person**") from and against any losses, claims, damages, liabilities or expenses (including, without limitation, attorney's fees) to which such Indemnified Person may become subject in connection with any matter arising out of or in connection with the Company.

(b) Advance for Expenses. The Company shall, before final disposition of a Proceeding, advance funds to pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnified Person who is a Party to a Proceeding if such Person delivers to the Company a written affirmation of his, her or its good faith belief that his, her or its conduct does not constitute behavior that would prohibit the Company from indemnifying the Indemnified Person pursuant to the Georgia Act, and such Indemnified Person furnishes the Company a written undertaking, executed personally or on his, her

or its behalf, to repay any advances if it is ultimately determined that he, she or it is not entitled to indemnification under this Article XIV or the Georgia Act.

(c) No Capital Contributions Required for Indemnification. Indemnification pursuant to this Section 14.1 shall be limited to the Company's assets and shall in no event require any Member to make any additional Capital Contributions.

(d) Limits on Indemnification. Notwithstanding anything in this Article XIV to the contrary, the Members intend that the Company shall indemnify the Members and the Managers pursuant to this Section 14.1 to the fullest extent permitted by Section 14-11-306 of the Georgia Act. Accordingly, as of the date hereof, indemnification of the Members and the Manager shall be permitted for all matters except (i) intentional misconduct or knowing violation of law; or (ii) for any transaction for which the Member or Manager received a personal benefit in violation or breach of any provision of this Agreement.

14.2 Exculpation. No Member or Manager shall be liable to the Company or to the Members for any losses, claims, damages or liabilities arising from any act or omission performed or omitted by it in connection with this Agreement except for any losses, claims, damages or liabilities for which indemnification of the Member or Manager is not permitted pursuant to Section 14.1(d) hereof.

14.3 Survival and Limits on Amendment. The rights of the Members and the Managers to indemnification and exculpation pursuant to this Article XIV shall survive (a) with respect to any Manager, the withdrawal, resignation or removal of the Manager, and (b) with respect to any Member, the Transfer of the Member's Membership Interest. No amendment, modification or rescission of this Article XIV, or any provision hereof, the effect of which would diminish the rights to indemnification, advancement of expenses or exculpation as set forth herein shall be effective as to any Member or Manager with respect to any action taken or omitted by such person prior to such amendment, modification or rescission.

ARTICLE XV
DISSOLUTION AND TERMINATION

15.1 Dissolution.

(a) The Company shall be dissolved upon the occurrence of any of the following events:

(i) by the affirmative vote of the Manager and a Supermajority Interest of the Class A Members; or

(ii) the entry of a decree of judicial dissolution under Section 14-11-603(a) of the Georgia Act.

(b) Except as expressly permitted in this Agreement, no Member shall have the power or authority to dissociate or take any other voluntary action which directly causes a Person to cease to be a Member; provided, however, that any Member who transfers his entire Membership Interest in accordance with this Agreement shall cease to be a Member.

(c) Each Member hereby covenants and agrees that it will not seek a judicial dissolution of the Company pursuant to the provisions of Section 14-11-603 of the Georgia Act.

15.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except as permitted by Section 14-11-605 of the Georgia Act. Upon dissolution, the Managers shall file a statement of commencement of winding up pursuant to Section 14-11-606 of the Georgia Act and publish the notice permitted by Section 14-11-608 of the Georgia Act.

15.3 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting of the Company's assets, liabilities and operations shall be made by the Company's independent accountants, from the date of the last previous accounting until the date of dissolution. The Manager, or if none, the Person or Persons (the "**Liquidators**") selected by a Majority Interest of the Class A Members shall proceed immediately to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Liquidators:

(i) shall sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Liquidators may determine to distribute any assets to the Members in kind);

(ii) shall allocate any profit or loss resulting from such sales to the Members and Economic Interest Holders in accordance with Article X hereof;

(iii) shall discharge all liabilities of the Company, including liabilities to Members and Economic Interest Holders who are creditors, to the extent otherwise permitted by law, other than liabilities to Members and Economic Interest Holders for distributions, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company; and

(iv) shall distribute the remaining assets to the Owners in accordance the following order of priority:

(A) First, to the Owners, *pro rata* in proportion to their respective Capital Contribution Account balances, until their respective Capital Contribution Account balances are reduced to zero;

(B) The balance, to the Owners *pro rata* in accordance with their respective Ownership Percentages; provided, however, that unless otherwise provided in the applicable Class C Grant Agreement pursuant to which the Company issued Class C Membership Interests, each holder of Class C Membership Interests shall not be entitled to receive any distributions pursuant to this Section 15.3(b)(iv)(B) unless and until such time as the amount of distributions made by the Company after the issuance of the applicable Class C Membership Interests has exceeded the Benchmark Amount applicable to such Class C Membership Interests, after which this proviso shall not apply.

If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Class A Members. Such assets shall be deemed to have been sold as of the date of dissolution for their net fair market value, and the Capital Accounts of the Owners shall be adjusted pursuant to the provisions of this Agreement to reflect such deemed sale.

(c) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Owner has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account

adjustments for all taxable years, including the year during which such liquidation occurs), such Owner shall have no obligation to make any Capital Contribution, and the negative balance of such Owner's Capital Account shall not be considered a debt owed by such Owner to the Company or to any other Person for any purpose whatsoever.

(d) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(e) The Manager and the Members shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

15.4 Certificate of Termination. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, a Certificate of Termination may be executed and filed with the Secretary of State of the State of Georgia in accordance with Section 14-11-610 of the Georgia Act.

15.5 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Member or Members shall have no recourse against any other Member.

ARTICLE XVI
MISCELLANEOUS PROVISIONS

16.1 Application of Georgia Law. This Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Georgia.

16.2 No Partnership Intended for Non-Tax Purposes. The Members have formed the Company under the Georgia Act and expressly disavow any intention to form a partnership under Georgia's Uniform Partnership Act, Georgia's Uniform Limited Partnership Act or the partnership act or laws of any other state. The Members do not intend to be partners one to another or partners as to any third party.

16.3 No Action for Partition. No Member or Economic Interest Holder has any right to maintain any action for partition with respect to the property of the Company.

16.4 Further Assurances. The Members each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents, designations, powers of attorney and other instruments necessary to effectuate the purposes of the Company and this Agreement or to comply with any applicable laws, rules or regulations.

16.5 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

16.6 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

16.7 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

16.8 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

16.9 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

16.10 Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

16.11 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

16.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. The exchange of signature pages by facsimile or Portable Document Format (PDF) transmission shall constitute effective delivery of such signature pages and may be used in lieu of the original signature pages for all purposes.

16.13 Notices. Any notice, election or other communication provided for or required by this Agreement shall be in writing and shall be deemed to have been received (i) when delivered by hand, (ii) when sent by email provided a copy of such notice is sent on the same day by one of the other methods set forth in this Section 16.13, or (iii) on the third calendar day following its deposit in the United States Mail, certified or registered, return receipt requested, postage prepaid, or (iv) on the day after deposit with a national overnight courier service, properly addressed to the person to whom such notice is intended to be given at the addresses set forth hereinbelow:

Any party shall have the right to change its designated address by delivery of notice of such change to the Company and the other Members in accordance with this Section 16.13. Any such change shall be effective ten (10) days after receipt by the addressee.

16.14 Banking. All funds of the Company shall be deposited in its name in an account or accounts as shall be designated from time to time by the Manager. All funds of the Company shall be used solely for the business of the Company. All withdrawals from the Company bank accounts shall be made only upon checks signed by the Manager or by such other person or persons as the Manager may designate from time to time.

16.15 Arbitration. Any dispute, controversy or claim arising out of or in connection with, or relating

to, this Agreement or any breach or alleged breach hereof, upon the request of any party involved, shall be submitted to, and settled by, arbitration within Fulton County, State of Georgia, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any time or at any other place or under any other form of arbitration mutually acceptable to the parties so involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration; provided, however, that each party shall pay for and bear the cost of its own experts, evidence and counsel's fees; and provided further, however, that in the discretion of the arbitrator, any award may include the cost of a party's counsel if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic.

16.16 Time. TIME IS OF THE ESSENCE OF THIS AGREEMENT, AND TO ANY PAYMENTS, ALLOCATIONS, AND DISTRIBUTIONS SPECIFIED UNDER THIS AGREEMENT.

16.17 Amendments. Subject to such additional limitations as may be set forth in Section 14.3 hereof concerning amendments affecting indemnification and exculpation of a Member or Manager, no change or modification of this Agreement nor any waiver of any term or condition hereof shall be valid or binding upon the Members, unless such change, modification or waiver shall be in writing and signed by all of the Class A Members.

16.18 Determination of Matters Not Provided For In This Agreement. Subject to the other terms of this Agreement, the Manager shall decide any questions arising with respect to the Company and this Agreement which are not specifically or expressly provided for in this Agreement.

16.19 Entire Agreement. This Agreement contains the entire agreement among the parties relating to the subject matter hereof, all prior negotiations among the parties with respect thereto are merged into this Agreement and there are no other promises, agreements, conditions, undertakings, warranties or representations, oral or written, express or implied, between them with respect to the transaction contemplated herein. Without limiting the foregoing, the Original Operating Agreement is superseded and replaced for all purposes by this Agreement and shall be of no further force or effect on and as of the date hereof.

16.20 Relationship of this Agreement to the Default Rules. Regardless of whether this Agreement specifically refers to a particular Default Rule, in no event shall any Default Rule apply to the Company, it being the intent of the Members that, by virtue of this Section 16.20 all of the Default Rules shall be negated and, to the fullest extent possible, all of the rights and obligations of the Members with respect to the Company shall be as set forth in this Agreement and shall not arise from any provisions of the Georgia Act that constitute a Default Rule that is permitted to be made inapplicable, or modified with respect to, a limited liability company pursuant to the articles of organization or operating agreement of a limited liability company.

16.21 Investment Representations. Each of the Members hereby covenants, represents and warrants to the Company as follows, and acknowledges that each of the covenants, representations and warranties are material to and intended to be relied upon by the Company:

(a) Own Account. The Member is acquiring the Membership Interest solely for the Member's own account for investment purposes and not with a view to or interest in participating, directly or indirectly, in the resale or distribution of all or any part thereof.

(b) Unregistered. The Member acknowledges that the Membership Interest acquired by the Member is issued and sold to the Member without registration and in reliance upon certain exemptions under the Federal Act, and in reliance upon certain exemptions from registration requirements under applicable state securities laws, including the Georgia Securities Act.

(c) Securities Restrictions. The Member will make no Transfer of all or any portion of his, her or its Membership Interest except in compliance with the Federal, and any other applicable securities laws, including the Georgia Securities Act.

(d) No Government Approval. The Member is aware that no federal or state agency has made any recommendation or endorsement of the Membership Interest in the Company or any finding or determination as to the fairness of the investment in the Company.

(e) No Market for Membership Interests. The Member acknowledges that no public or secondary market exists or may ever exist for the Membership Interest and, accordingly, the Member may not be able to readily liquidate his, her or its investment in the Company.

(f) All Information. The Member hereby acknowledges that the Company has made available to the Member the opportunity to ask questions and to receive answers, and to obtain information necessary to evaluate the merits and risks of this investment.

(g) Speculative Investment. The Member hereby acknowledges that the Membership Interest in the Company is a speculative investment. The Member represents that the Member can bear the economic risks of such an investment for an indefinite period of time.

(h) Authority. The Member has full legal power and authority to execute and deliver, and to perform the Member's obligations under, this Agreement and such execution, delivery and performance will not violate any agreement, contract, law, rule, decree or other legal restriction by which the undersigned is bound.

(i) Legend. Each Member hereby agrees to the placement of the legend on the first page of this Agreement and any other document or instrument evidencing ownership of a Membership Interest in the Company.

16.22 Indemnification of Organizer. The Members hereby agree to indemnify and hold harmless the Person or Persons who signed the Articles of Organization, as filed with the Secretary of State of the State of Georgia, for all acts taken by such Person or Persons in such capacity. The Members agree to pay all costs and expenses incurred by such Person or Persons in organizing the Company including any claims brought against such Person or Persons including any damages, court costs, attorneys' fees and other costs related to such Person's or Persons' defense of any claim brought or judgment rendered against such Person or Persons as a result of actions taken as organizer.

[Signatures on following page.]

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the day first above set forth.

COMPANY:

UNPUBLISHED SPACE LLC

DocuSigned by:
By: Tobin Brogunier (SEAL)
D5A6E579F1B1482...
Name: Tobin Brogunier
Title: Manager

MANAGER:

DocuSigned by:
Tobin Brogunier
D5A6E579F1B1482...
Tobin Brogunier

CLASS A MEMBER:

DocuSigned by:
Tobin Brogunier
D5A6E579F1B1482...
Tobin Brogunier

CLASS B MEMBERS:

HOPE A. BROGUNIER IRREVOCABLE TRUST
DATED DECEMBER 10, 2018

DocuSigned by:
By: Tobin Brogunier
D5A6E579F1B1482
Name: Tobin Brogunier
Title: Trustee

DocuSigned by:
Greg Morin
Gregory Morin

CLASS C MEMBERS

DocuSigned by:
Tobin Sprout
Tobin Sprout

DocuSigned by:
Greg Morin
Gregory Morin

DocuSigned by:
Graham Gintz
Graham Gintz

EXHIBIT "A"

Members; Capital Contributions and Ownership Percentages of Members

Name; Member Class	**Address and Email Address**	**Capital Contributions**	**Class A Ownership Percentage**	**Ownership Percentage**
Tobin Brogunier; Class A Member		$85,000.00*	100%	94.5%
Hope A. Brogunier Irrevocable Trust dated December 10, 2018; Class B Member		$10,000.00	0%	1%
Tobin Sprout; Class C Member		$0	0%	0.5%
Gregory Morin; Class B Member and Class C Member		$30,000.00 (with respect to his Class B Interest; no capital contribution was made with respect to his Class C Interest)	0%	3% (2% Class B Interest and 1% Class C Interest)
Graham Gintz, Class C Member		$0	0%	1%*
TOTAL			100%	100%

*Mr. Gintz's 1% Class C Interest is subject to the vesting terms as set forth in the Class C Grant Agreement dated as of ~~January __, 2020~~ between the Company and Mr. Gintz.

February 05, 2020